Exhibit 99.4

How to Obtain Paper Copies of the Meeting Materials Securityholders may request to receive paper copies of the current Meeting Materials (which include the annual financial statements and management discussion and analysis for 2020) by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than 10 business days before the meeting. If you do request the materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America 1 - 866 - 641 - 4276 and entering your control number as indicated on your Voting Instruction Form or proxy. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America 1 - 877 - 907 - 7643 or direct, from Outside of North America +1 (303) 562 - 9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please call 1 - 877 - 907 - 7643. 01PP8F F old F old Notice of Availability of Meeting Materials for Caledonia Mining Corporation Plc Annual General Meeting Meeting Date and Location : When: May 11, 2021, 9:00am (UK time) Where: Radisson Blu Waterfront Hotel Rue de l’ Etau, St Helier Jersey JE2 3WF, Channel Islands You are receiving this notice to advise that the Meeting Materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management information circular and other Meeting Materials before voting. The website address for the proxy materials is: https://www.caledoniamining.com/investors/shareholder - information/#shareholder - meeting - documents The annual financial statements and management discussion and analysis for 2020 can be found here: https://www.caledoniamining.com/investors/reports - presentations/#financial - reports CPUQC01.E.INT/000001/i1234

Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING 01PP9A F old F old Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the pages within the management information circular where disclosure regarding the matter can be found. 1. Reappointment of Directors – pages 7 to 9 2. 3. Reappointment of Auditor – page 9 Reappointment of Audit Committee members - page 9 Annual financial statements delivery • Only Registered and Beneficial holders who opted to receive one